Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

The following discussion and analysis of the results of BOS Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2023, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2022 appearing in our Annual Report on Form 20-F for the year ended December 31, 2022 and Item 5—”Operating and Financial Review and Prospects” of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “should”, “predict”, “potential”, “opinion” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

BOS empowers inventory processes through its three business divisions:

●	The Intelligent Robotics division automates industrial and logistic inventory processes;

●	The RFID division marks and tracks inventory; and

●	The Supply Chain division manages inventory.

Results of Operation

Revenues for the six months ended June 30, 2023 were $23.5 million, compared to $21.14 million in the six months ended June 30, 2022. The increase is mainly attributed to the Supply Chain division.

Gross profit for the six months ended June 30, 2023 amounted to $5.07 million (a gross margin of 21.6%), compared to $4.48 million (a gross margin of 21.1%) for the six months ended June 30, 2022.

Sales and marketing expenses for the six months ended June 30, 2023 were $2.47 million or 10.5% of revenues, compared to $2.38 million or 11.2% of revenues in the six months ended June 30, 2022.

General and administrative expenses for the six months ended June 30, 2023 were $0.91 million, compared to $1 million in the six months ended June 30, 2022.

Operating income in the six months ended June 30, 2023 amounted to $1.6 million, compared to an operating income of $1 million in the six months ended June 30, 2022.

Financial expenses for the six months ended June 30, 2023 were $343,000, compared to $529,000 in the six months ended June 30, 2022. This decrease in expenses is attributed to foreign exchange differences between the Israeli NIS and the US dollar.

Net income in the six months ended June 30, 2023 amounted to $1.27 million, compared to a net income of $472,000 in the six months ended June 30, 2022. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2023 was $0.22, compared to a $0.09 net income per share in the six months ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had $1.21 million in long-term bank loans, and current maturities of $391,000. Cash and cash equivalents as of June 30, 2023 amounted to $1.9 million.

The Company had a positive working capital of $10.1 million as of June 30, 2023, and it is the Company's opinion that the current working capital is sufficient for the Company's present requirements. Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2023, our trade receivables' and trade payables' aging days were 85 and 98 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, and (b) directors' and officers' indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash provided by operating activities in the six months ended June 30, 2023 was $876,000, compared to $331,000 used in in the six months ended June 30, 2022.

Net cash used in investing activities in the six months ended June 30, 2023 amounted to $581,000. Net cash used in investing activities in the six months ended June 30, 2022 amounted to $1,050,000.

On July 7, 2013, the Company entered into a profit sharing agreement with Proteus Ltd, providing for the joint market and sale of certain products.

On April 2, 2023, Proteus sold to the Company its share in the joint activity in consideration of $723, of which $138 was paid on signing and the rest is paid in monthly installments during a two year period. Pursuant to the sale agreement, Proteus will gradually phase out its marketing and sale of the products until the end of 2023.

On May 31, 2023, the Company entered into an agreement with Microwave Ltd. for the purchase of its distribution rights for certain products, in consideration of $38, paid at signing.

On March 09, 2022, the Company's RFID division acquired the activities of the Dagesh Company, which provides inventory counting services in Israel, mainly for retail stores. In consideration for the acquisition, BOS shall pay NIS 2.7 million (approximately $US 820,000) of which NIS 1.5 million was paid at the closing, NIS 650,000 was paid in April 2022, NIS 450,000 was paid in April 2023, and NIS 150,000 shall be paid by March 2024.

On May 09, 2022, the Company entered into an agreement to purchase 546 square meters of offices, 495 square meters of warehouse space and nine parking spaces in Rishon Lezion. The purchased real estate is part of the facilities leased by BOS in Rishon Lezion. BOS was paid for this acquisition NIS 6.5 million (approximately $1.9 million).

Net cash used in financing activities in the six months ended June 30, 2023 was $113,000, compared to $514,000 provided by in the six months ended June 30, 2022.

On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one ordinary share and one half warrant to purchase an ordinary share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per ordinary share and are immediately exercisable into ordinary shares over a five-year term. The sale was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses.

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